UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Minimum Bid Price Deficiency Letter

On April 27, 2022, China Natural Resources, Inc. (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price for the Company’s common shares, without par value (the “Common Shares”), was below the minimum $1.00 per share requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

The receipt of the deficiency letter has no immediate effect on the Company’s Nasdaq listing. In accordance with Nasdaq rules, the Company has been provided an initial period of 180 calendar days, or until October 24, 2022 (the “Compliance Date”), to regain compliance with the Bid Price Requirement. If the Company does not regain compliance during such 180-day period, the Company may be eligible for an extension of an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for the Bid Price Requirement, and provide a written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company’s Common Shares, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel. If, at any time before the Compliance Date, the closing bid price for the Common Shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide the Company written confirmation of compliance with the Bid Price Requirement.

The Company intends to monitor the closing bid price of the Common Shares and may, if appropriate, consider available options to regain compliance with the Bid Price Requirement.

On May 2, 2022, the Company issued a press release discussing the receipt of the deficiency letter, which is filed as Exhibit 15.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

15.1	Press release dated May 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: May 2, 2022	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer